Exhibit 99.3

Additional Q&A provided in response to individual inquiries

Q: What will happen to the Monsanto brand and name?

A: When we acquire companies they will be run under the Bayer name. Key brand names of Monsanto would be retained.

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Q: E-mail response to certain question from employee

A: Thank you for your question regarding the planned Monsanto transaction.

We are fully aware that the industry we operate in has been subject to criticism. We acknowledge that there are critical questions when it comes to the future of farming.

We are committed to an open exchange with all stakeholders including skeptical ones. However, it is our strong belief that our heritage of sustainability, transparency and corporate citizenship will make us the best possible owner for Monsanto’s business and will be an important prerequisite to bring both successful businesses forward. At the core of our Bayer company values is a company-wide commitment to transparency and open dialogue to help people understand how their food is produced. This is going to continue and is fundamental to our strong relationships throughout the industry.

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Q: What’s the expected impact on small recent local M&A of seeds and traits companies? Like in Cono Sur

A: It’s far too early to speculate on the impact on our current seeds & traits portfolio.

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Q: How do you assess the risk of a 62 billion USD deal for the jobs? Will we still have enough scope to invest in the future of the other business areas?

A: The proposed acquisition of Monsanto would be strategically compelling and completely logical. It is primarily about growth and investment, rather than cost cutting considerations. This combination would bring together two highly complementary businesses and will provide attractive opportunities for employees of both companies. The guiding principle will be our long-standing commitment to deliver secure and attractive workplaces. We see ourselves as a Life Science company. As part of its strategy, Bayer will continue to develop all of its businesses in Pharmaceuticals, Consumer Health and Animal Health.

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Q: How many employees does Bayer have in Germany? Are there any plans to consolidate German sites?

A: Bayer employs approximately 30.000 people in Germany. There will be no change to existing works council agreements in Germany, including the employment protection scheme.

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Q: As a loyal employee of Bayer, I’m very excited about our current offer for the Monsanto Business and the strong position and added value this acquisition would add to the business. My question to you the project team is would there be an offer to employee to have first option or take part in buying shares in the new business. I always believe that if people have an invested interest they will work even harder to achieve the best margins for the business and also give them some ownership with in Bayer and an even larger sense of pride to be part of such a historic moment in agriculture globally.

A: If the deal goes through, there would technically be no option to invest specifically into the acquired business or the new business combination (Crop Science + Monsanto). However, the combined business would be part of the Bayer Group, and this is related to Bayer AG stock. Within the Stock Participation Program, employees can purchase Bayer AG shares at attractive discounts.

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Q: Why does Bayer Garden have to be sold? How can the company be aiming to expand Bayer CropScience on the one hand and divest Bayer Garden at the same time?

A: The divestment of the home & garden products business operated by our Environmental Science unit is not related to the planned acquisition of Monsanto. We do not need to sell any of our business to finance the proposed transaction. Irrespective of these plans, the strategic review and ongoing development of our businesses will continue as usual. We are also committed to strengthening all our businesses with substantial organic investments in Pharmaceuticals, Consumer Health and Animal Health. This includes investment in our research and development pipeline and our locations.

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Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.